April 11, 2013
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q/A for the Quarterly Period Ended September 30, 2012
Filed March 1, 2013
File No. 001-13958
Dear Mr. Rosenberg:
This letter is in response to your April 4, 2013 letter providing comments from the United States Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) resulting from their review of the Company’s disclosures in the filings listed above.
For your convenience, your comments are shown below in bold, italicized text, followed by our response.
Staff Comment:
Form 10-K for the Fiscal year Ended December 31, 2012
General

1.
Please note that we intend to review the Part III information that you intend to incorporate by reference into your Form 10-K when filed. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Company Response:
We acknowledge the Staff’s comment and advise the Staff that the Company's definitive proxy statement was filed on April 5, 2013, including for purposes of incorporation of such information.

Staff Comment:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Outlooks, page 3

2.
In the last paragraph of your overview discussion on page 39 you indicate that a sustained low interest rate environment would result in lower net investment income, lower estimated gross profits on certain Talcott Resolution products and lower margins. In the first paragraph on page 74 you state that your expectation in 2013, based on the current interest rate and credit environment, is that the portfolio yield will decline slightly as a result of reinvestment rates that are lower than the yield on maturing securities as well as the impact of the sales of the Retirement Plans and Individual Life businesses and, to mitigate the effect, you have increased your investment in certain higher yielding asset classes, such as commercial whole loans and a modest amount of emerging markets and high-yield securities. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses and quantifies the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please provide disclosure to be provided in future periodic reports that include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates.

Company Response:
In response to the Staff's comment, The Hartford will include in subsequent filings disclosure of, to the extent deemed material, the attributes that have impacted and are expected to prospectively impact net investment income yield in the Investment Results section of the MD&A. An example of this disclosure, which will be included in the Company's Form 10-Q for the quarter ended March 31, 2013, is noted by the underlined language below:
The Company estimates that the annualized net investment income yield, excluding partnerships and other alternative investments, has declined to 4.1% or approximately 20 basis points in the first quarter of 2013 versus the fourth quarter of 2012, based upon the impacts of the divested Individual Life and Retirement Plans businesses as well as new investments at lower rates and maintaining a greater level of lower yielding short term securities to be used in conjunction with the debt tender offer and extinguishment that occurred in the first quarter of 2013.  The invested assets transferred associated with the divested Individual Life and Retirement Plans businesses had a fair value of $17.3 billion and an average book yield, including the impact of associated derivatives, of approximately 5.0% and represent the vast majority of the estimated change in the sequential quarter net investment income yield.  The average investment rate in the first quarter of 2013 was approximately 3.2%, excluding treasury securities and mortgage backed securities related to the dollar roll strategy (for further discussion on dollar roll strategy see Note 6 - Investments and Derivative Investments of Notes to the Condensed Consolidated Financial Statements), which compares to the average yield of expected maturities in 2013 of 4.0%.  We currently expect the average investment yield to decline slightly from the first quarter as the Company maintains a greater level of short-term and treasury security balances due to the anticipated collateral needs associated with an increased level of variable annuity hedging activity and a modest shortening of the portfolio duration in anticipation of rising interest rates.  For the full year 2013, we estimate that reinvesting at lower rates will negatively impact annual net investment income by approximately $15 to $20, after-tax. The estimated impact on net investment income is subject to change as the composition of the portfolio changes through normal portfolio management and trading activities.
Staff Comment:
Property and Casualty Commercial
Year ended December 31, 2012 compared to the year ended December 31, 2011, page 77

3.
Regarding your catastrophe losses, please provide disclosure to be provided in future periodic reports that separately quantifies the amount of catastrophe losses for each significant catastrophe. This applies to your Consumer Market disclosure for catastrophes as well.

Company Response:
In response to the Staff's comment, The Hartford will revise its current year catastrophe disclosures within the Reserve Roll-forwards and Development table of MD&A in subsequent filings as indicated by the addition of footnote 3 below.
Below is a table illustration of a roll-forward of property and casualty insurance product liabilities for unpaid losses and loss adjustment expenses for the year ended December 31, 2012:

For the year ended December 31, 2012
	P&C Commercial	Consumer Markets	P&C Other Operations	Total P&C
Beginning liabilities for unpaid losses and loss adjustment expenses, gross	$15,437	$2,061	$4,052	$21,550
Reinsurance and other recoverables	2,343	9	681	3,033
Beginning liabilities for unpaid losses and loss adjustment expenses, net	13,094	2,052	3,371	18,517
Provision for unpaid losses and loss adjustment expenses
Current accident year before catastrophes	4,178	2,390	—	6,568
Current accident year catastrophes [3]	325	381	—	706
Prior accident years	72	(141)	65	(4)
Total provision for unpaid losses and loss adjustment expenses	4,575	2,630	65	7,270
Less: Payments	4,014	2,772	312	7,098
Ending liabilities for unpaid losses and loss adjustment expenses, net	13,655	1,910	3,124	18,689
Reinsurance and other recoverables	2,365	16	646	3,027
Ending liabilities for unpaid losses and loss adjustment expenses, gross	$16,020	$1,926	$3,770	$21,716
Earned premiums	$6,259	$3,636
Loss and loss expense paid ratio [1]	64.1	76.2
Loss and loss expense incurred ratio	73.1	72.3
Prior accident years development (pts) [2]	1.2	(3.9)

[1]	The “loss and loss expense paid ratio” represents the ratio of paid losses and loss adjustment expenses to earned premiums.

[2]	“Prior accident years development (pts)” represents the ratio of prior accident years development to earned premiums.

[3]	Contributing to the current accident year catastrophes losses were the following events:

For the year ended December 31, 2012
	P&C Commercial	Consumer Markets	P&C Other Operations	Total P&C
Storm Sandy	$207	$143	$—	$350
Midwest and South Thunderstorms [1]	30	137	—	167
Midwest and South Tornadoes [1]	64	40	—	104
Hail storms (multiple states)	21	35	—	56
Other	3	26	—	29
Total	$325	$381	$—	$706

[1]	These amounts represent an aggregation of multiple catastrophes.

Staff Comment:
Enterprise Risk Management
Municipal Bonds, page 117

4.
You have investments of $14.4 billion in fixed maturity securities invested in obligations of states, municipalities and political subdivisions that comprised 11% of your investment portfolio at December 31, 2012. Please provide disclosure to be provided in future periodic reports that discloses the amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds and, for special revenue bonds, the nature of the revenue source. In this regard, it is apparent from your disclosure that you hold primarily general obligation bonds, but it is unclear whether you have material holdings of special revenue bonds.

Company Response:
In response to the Staff's comment, The Hartford will revise its municipal bonds disclosure in the MD&A in subsequent filings as indicated by the underlined language below.
Municipal Bonds
The following table summarizes the amortized cost, fair value, and weighted average credit quality of the Company's investments in securities backed by states, municipalities and political subdivisions (“municipal bonds”).

	December 31, 2012
	Amortized Cost	Fair Value	Weighted Average Credit Quality
General Obligation	$2,947	$3,293	AA
Pre-Refunded [1]	629	678	AAA
Revenue
Transportation	1,652	1,800	A+
Water & Sewer	1,380	1,531	AA
Health Care	1,302	1,443	AA-
Education	1,288	1,446	AA
Leasing [2]	1,028	1,133	A+
Sales Tax	862	966	AA
Power	892	976	A+
Housing	333	344	AA-
Other	688	752	AA-
Total Revenue	9,425	10,391	AA-
Total Municipal	$13,001	$14,362	AA-

[1]
Pre-refunded bonds are bonds for which an irrevocable trust containing sufficient U.S. Treasury, agency, or other securities has been established to fund the remaining payment of principal and interest.

[2]
Leasing revenue bonds are generally the obligations of a financing authority established by the municipality that leases municipal facilities to a municipality. The notes are typically secured by lease payments made by the municipality that is leasing the facilities financed by the issue.  Lease payments may be subject to annual appropriation by the municipality or the municipality may be obligated to appropriate general tax revenues to make lease payments.

Staff Comment:
Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies
Deferred Policy Acquisition Costs and Present Value of Future Profits, page F-16

5.
You disclose that deferred acquisition costs represent costs that are directly related to the successful acquisition of new and renewal insurance contracts and incremental direct costs of contract acquisition that are incurred in transactions with either independent third parties or employees. Please provide disclosure to be provided in future periodic reports that describes the type of acquisition costs capitalized as required by ASC 944-30-50-1a as amended by ASU 2010-26.

Company Response:
In response to the Staff's comment, The Hartford will revise its accounting policy disclosure in subsequent filings as indicated by the underlined language below.
Deferred Policy Acquisition Costs and Present Value of Future Profits
Deferred policy acquisition costs ("DAC") represent costs that are directly related to the acquisition of new and renewal insurance contracts and incremental direct costs of contract acquisition that are incurred in transactions with either independent third parties or employees. Such costs primarily include commissions, premium taxes, costs of policy issuance and underwriting, and certain other expenses that are directly related to successfully issued contracts.
Staff Comment:
Note 16. Equity
Statutory Results, page F-84

6.	Please provide us proposed disclosure to be included in future filings to address the following:

•
Please clarify whether the information presented in the second table on page F-84 represents statutory capital and surplus as required by ASC 944-505-50-1a or whether it is limited to just statutory surplus. Based on the disclosure on page 131 it appears that it may indeed represent statutory capital and surplus, but it seems you may use the terms interchangeably.

•
Although you disclose that all of your insurance subsidiaries met their minimum statutory capital and surplus requirements, the magnitude of the excess is unclear. Please disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

•	Please provide the disclosures required under ASC 944-505-50-3 through 50-6 or separately represent to us that you do not meet the criteria in ASC 944-505-50-2.
Company Response:
The information presented in the second table on page F-84 represents statutory capital and surplus as required by ASC 944-505-50-1a.
The Company does not currently have any material prescribed or permitted accounting practices that differ from the National Association of Insurance Commissioners' accounting practices.
In response to the Staff's comment, The Hartford will revise its Statutory Results disclosure in subsequent filings as indicated by the underlined language below.

The statutory net income (loss) and statutory capital and surplus were as follows:

	For the years ended December 31,
Statutory Net Income (Loss)	2012	2011	2010
U.S. life insurance subsidiaries, includes domestic captive insurance subsidiaries	$592	$(1,272)	$(140)
Property and casualty insurance subsidiaries	883	514	1,477
Total	$1,475	$(758)	$1,337

	As of December 31,
Statutory Capital and Surplus	2012	2011
U.S. life insurance subsidiaries, includes domestic captive insurance subsidiaries	$6,410	$7,388
Property and casualty insurance subsidiaries	7,645	7,412
Total	$14,055	$14,800
Regulatory Capital Requirements
The Hartford's U.S. insurance companies' states of domicile impose risk-based capital (“RBC”) requirements. The requirements provide a means of measuring the minimum amount of statutory capital and surplus, referred to collectively as capital, appropriate for an insurance company to support its overall business operations based on its size and risk profile. Regulatory compliance is determined by a ratio of a company's total adjusted capital (“TAC”) to its authorized control level RBC (“ACL RBC”). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is two times the ACL RBC (“Company Action Level”). The adequacy of a company's capital is determined by the ratio of a company's TAC to its Company Action Level (known as the RBC ratio). All of The Hartford's property and casualty insurance operating subsidiaries had RBC ratios in excess of the minimum levels required by the applicable insurance regulations. On an aggregate basis, The Hartford's U.S. property and casualty insurance companies' RBC ratio was in excess of 200% as of December 31, 2012 and 2011. The RBC ratios for The Hartford's principal life insurance operating subsidiaries were all in excess of 350% as of December 31, 2012 and 2011. In addition, all other domestic life insurance subsidiaries, comprising less than 10% of the capital of the Company's U.S. life insurance subsidiaries, have RBC ratios that exceed the minimum level required by the applicable insurance regulations. The reporting of RBC ratios is not intended for the purpose of ranking any insurance company or for use in connection with any marketing, advertising or promotional activities.
Similar to the RBC ratios that are employed by U.S. insurance regulators, regulatory authorities in the international jurisdictions in which The Hartford operates generally establish minimum solvency requirements for insurance companies. All of The Hartford's international insurance subsidiaries have solvency margins in excess of the minimum levels required by the applicable regulatory authorities. The solvency margin ratio for The Hartford's insurance subsidiary in Japan as of its last fiscal year end, March 31, 2013, was in excess of three times the amount of capital that would require corrective action.

Staff Comment:
Form 10-Q/A for the Quarterly Period Ended September 30, 2012
Note 18. Restatement, page 70

7.
You state that you identified that certain reinsurance recoverable balances associated with the sale of your Individual Life Insurance business was incorrectly omitted in determining the estimated gain or loss on disposition. In order to gain a better understanding of the restatement, please provide us the following information:

•	The nature and amount of “certain reinsurance recoverable balances” that were omitted and an explanation of any extenuating circumstances explaining why they were originally omitted;
Company Response:

•
Certain third party reinsurance recoverable balances related to the Individual Life business of $461 million were incorrectly omitted from the analysis used in the third quarter to determine the estimated GAAP gain or loss on disposition. These balances represented all of the reinsurance recoverables associated with the business being sold.

Staff Comment:

•
Discussion as to why the goodwill impairment and premium deficiency you now reflect in the third quarter of 2012 should not properly be reflected in an early period. As you disclose on page F-65 and elsewhere that you performed interim goodwill impairment analyses during each of the first three quarters of 2012, please tell us what was substantially different about the terms of the reinsurance arrangement with The Prudential Insurance Company of America as compared to the estimates applied in your impairment tests during the first and second quarters of 2012. Tell us why your apparent understatement of the net assets of the Individual Life business in your initial goodwill impairment test at September 30, 2012 was not also made in your tests for the first two quarters.

Company Response:
The Company concluded that for the first and second quarters of 2012, there was no impairment of goodwill associated with the Individual Life business as a result of passing step one of the goodwill impairment test. The fair value of the Individual Life reporting unit in the impairment test was based on discounted cash flows. The reinsurance recoverable balances were included in the discounted cash flow analysis used to assess the recoverability of the goodwill associated with the Individual Life business in the first and second quarters of 2012.
On September 27, 2012, the Company signed an agreement to sell the Individual Life business to Prudential Insurance Company of America ("Prudential") under terms negotiated and agreed to on the basis of statutory financial information. The terms of this agreement caused us to change the methodology to a valuation based on a negotiated transaction price for purposes of determining goodwill recoverability. The Company concluded that no impairment of goodwill was warranted because this analysis resulted in an estimated GAAP basis pre-tax gain on the transaction.
As a result of the year-end 2012 accounting close process, on February 25, 2013, the Company identified that certain third party reinsurance recoverable balances related to the Individual Life business were incorrectly omitted from the analysis used in the third quarter to determine the estimated gain or loss on the transaction.
In February 2013, management determined the proper period to recognize the goodwill impairment was the third quarter of 2012, when a negotiated transaction price was known and the estimated gain (loss) calculation (after inclusion of the incorrectly omitted third party reinsurance recoverable balances) indicated a loss would be incurred. Because the methodology used to estimate goodwill impairment in the first and second quarter was based on discounted cash flows, and the information available upon the filing of the 2012 first and second quarter Form 10-Qs supported a conclusion that no goodwill impairment was required, management determined it would not be appropriate to recognize the goodwill impairments in such periods.

Staff Comment:

•
Confirmation that there were no omitted reinsurance recoverable balances associated with the disposal of your Retirement Plans business also addressed in your Form 8-K filed January 2, 2013 and a discussion as to whether there were similar balances as those omitted from your Individual Life business initial computations; and

Company Response:

With respect to the Retirement Plans business there were no third party reinsurance recoverable balances.
Staff Comment:

•
A listing of the net assets of the Individual Life insurance business, excluding the omitted reinsurance recoverable balances, as of September 30, 2012 used to estimate the gain initially anticipated upon the disposal of this business incorporated in your pro forma financial information included as Exhibit 99.2 to your Form 8-K filed January 2, 2013. Also, reconcile this listing of the net assets to the table included as footnote 7 to your pro forma balance sheet summarizing the pro form gain on disposal;

•	A revised table from footnote 7 of the pro forma balance sheet identified in the preceding bullet incorporating the omitted reinsurance recoverable balances as of September 30, 2013;
Company Response:
The sale of the Individual Life business was structured as a reinsurance transaction whereby Prudential agreed to reinsure the policyholder liabilities of the business acquired. Assets supporting those liabilities were transferred to Prudential and all intangible assets associated with the business were written off.
The following tables provide a reconciliation from the originally estimated GAAP financial impact of the reinsurance transaction for the Individual Life business previously disclosed in our January 2, 2013 Form 8-K to the currently estimated GAAP financial impact.

Individual Life Disposition
Analysis of Gain (Loss)
(dollar amounts in millions)	As Originally Estimated	As Restated	Difference
Ceding commission	$615	$615	$—
Fair value of assets in excess of reserves [1]	(531)	(992)	(461)
Intangible asset write-off [2]	(962)	(1,033)	(71)
Transaction costs	(55)	(65)	(10)
Reinsurance loss	(933)	(1,475)	(542)
Realized capital gains - investments	921	891	(30)
Realized capital gains - derivatives	76	51	(25)
Gain (loss) from disposal of business, pre-tax	$64	$(533)	$(597)
Loss from disposal of business, after-tax	$—	$(388)	$(388)

[1]	Third party reinsurance recoverable balances are included in this line of the analysis.

[2]	Intangible assets consist of DAC, goodwill, and prepaid and accrued items. The difference between the originally reported balance and the restated balance relates primarily to prepaid reinsurance.

Also as requested, we are providing to the Staff a revised table from footnote 7 of the pro forma balance sheet.

(dollar amounts in millions)	Retirement Plans	Individual Life	Total
Ceding commission	$355	$615	$970
Fair value of assets in excess of reserves	(354)	(992)	(1,346)
Intangible asset write-off	(579)	(1,033)	(1,612)
Transaction costs	(28)	(65)	(93)
Reinsurance loss	(606)	(1,475)	(2,081)
Realized capital gains - investments	473	891	1,364
Realized capital gains - derivatives	194	51	245
Gain (loss) from disposal of business, pre-tax	$61	$(533)	$(472)
Gain (loss) from disposal of business, after-tax	$16	$(388)	$(372)

* * * * * *

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or others in the Staff may have. You may call me at 860-547-6530.
Sincerely,
/s/ Robert H. Bateman
Robert H. Bateman
Senior Vice President and Controller
cc: Christopher J. Swift, Executive Vice President and Chief Financial Officer